October 14, 2005

Earl E. Congdon
Chief Executive Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

> RE: Old Dominion Freight Line, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2004
>
>   File No. 000-19582

Dear Mr. Congdon:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MD&A – Results of Operations, pages 17-21
Consolidated Statements of Operations, page 29

1. From your disclosure in the narrative section of MD&A, we note the amounts of "fuel surcharge" revenues materially vary from period-to-period from a range of approximately $17 million in 2002 to $53 million in 2004.   Consistent with the reporting treatment presented by other industry (trucking) registrants, we believe you should separately classify these other miscellaneous revenues from your "base" revenues on the face of the consolidated statements of operations.   In this regard, there would be two (2) separate captions such as "revenues, before fuel surcharge" and "fuel surcharge revenues" with a subtotal amount for total revenues.   In addition, the MD&A should parallel the consistent treatment in the consolidated financial statements by providing a breakdown of total revenues into these two components with a separate discussion of each component.   We believe this will afford easier analysis with clearer and more transparent disclosure for investors.   Please revise accordingly.

Critical Accounting Policies

Allowance for Uncollectible Accounts, page 24

2. We note that your customer receivables balance in 2004 compared to 2003 materially increased by 30%, while your allowance for uncollectible accounts only increased 10%. We also note that approximately 74% of your total current assets balance at 2004 is comprised of customer receivables. Considering the significance of the above mentioned fluctuations, and the fact that you consider your allowance of uncollectible customer accounts as one of your critical accounting policies, we believe your MD&A should discuss the facts and circumstance as to why your allowance of uncollectible accounts did not increase proportionally in relation to the increase in your customer receivable balance between 2003 and 2004. Additionally, please enhance your MD&A and discuss the factors as to how you arrived at the estimate of your allowance for uncollectible accounts, how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future. See FR-72 for guidance.

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies

Segments, page 32

3. We note from your disclosure in your business section on page 2 of your filing that you currently have four branded product groups, OD-Domestic, OD-Expedited, OD-Global, and OD-Technology and that you also provide international services around the globe. In this regard, please revise your filing to include and provide us with the disclosures required by paragraph 37 and 38 of SFAS No. 131. If providing this information is impracticable, please provide us with your detailed reason(s) for this fact.

Revenue and Expense Recognition, page 32

4. Please tell us and expand your disclosure to explain how you account for billing adjustments, discounts, money-back service guarantees and billing corrections. We may have further comment upon receipt of your response.

Accounting Policies (Tires on Equipment), page 33

5. It is unclear as to the nature of the items included in the cost of "Tires on Equipment" and ""Revenue Equipment" classified as current and non-current (property and equipment), respectively, on the consolidated balance sheet.   Your significant accounting policies should address how you specifically account for the cost incurred for each of the following items: (i) original tires acquired with revenue equipment; (ii) replacement tires; and (iii) recapping tires.   Please tell us and clarify the disclosure in your accounting policy to address each of these items, accordingly.

Note 3 – Leases, page 36

6. As your disclosure on leases is brief, it is unclear whether your revenue equipment leases provide for guarantees by the registrant of a portion of a specified residual value at the end of the lease term.   In this regard, we have noted other trucking company registrants that have residual value guarantees in their leases.   Therefore, please tell us and revise your disclosure, as applicable. In this regard, you should disclose information as to the amount of guarantee liabilities accrued at the balance sheet date in accordance with FIN No. 45.   If no such amounts exist, or they are immaterial, please state so.   In addition, please provide an accounting policy that clearly and completely discloses the conditions when a residual value amount is recognized as a liability in the consolidated financial statements.   Please advise and revise accordingly.

Note 10 – Quarterly Financial Information, page 41

7. In accordance with Item 302(a)(3), please revise your disclosure to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented.   For example, we note that you generated significantly less operating income and net income in the 1st quarter of fiscal 2004 than in other quarters relative to the amount of revenues recognized.

Independent Auditor's Report, page 42

8. In accordance with the guidance in PCAOB Auditing Standard No. 1 and SEC Release #34-49708 (FR-73), auditor reports issued on or after May 24, 2004 should specifically state the audit was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." In this regard, a reference to generally accepted auditing standards in auditor reports is no longer appropriate or necessary.   In an amendment to the Form 10-K, please furnish a revised independent auditor's report as provided by Ernst & Young LLP with the appropriate changes.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

Schedule II, page 46

9. We note that your "Insurance and Claims" expense in 2004 compared to 2003 materially increased by approximately 48%, while your "Claims and Insurance" accruals only increased by approximately 13%. Given the above mentioned disproportionate fluctuation between the year-over year increase in "Insurance and Claims" expense as compared to the year-over-year increase in "Claims and Insurance" accruals; and your discussion of this accrual in your discussion of "Critical Accounting Policies" in MD&A, please revise your filing to include the "Claims and Insurance" accrual in your financial statement schedule II for each period, which an audited income statement is presented in the filing. Refer to Rule 5-04 of Regulation S-X and Schedule II in Rule 12-09 of Regulation S-X. As part of your response, please explain to us why the above mentioned accounts disproportionately increased year-over-year.

As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Wes Frye, Senior Vice President - Finance
(336) 822-5289